Exhibit 99.1

LATAM REPORTS POSITIVE OPERATING INCOME AND FOURTH CONSECUTIVE QUARTER OF POSITIVE EBITDAR, FOLLOWING SUCCESSFUL CHAPTER 11 EMERGENCE

Santiago, Chile, November 8, 2022 – LATAM Airlines Group S.A. (SSE: LTM), announced today its consolidated financial results for the third quarter ending September 30, 2022. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.24 per USD.

HIGHLIGHTS

●	On November 3, 2022, LATAM group successfully emerged from Chapter 11, concluding a challenging reorganization process that started on May 26, 2020, in light of the unprecedented effects of COVID-19 on the aviation industry worldwide. Throughout the process, LATAM worked closely with its creditors, shareholders and various other stakeholders to preserve the Company’s operational continuity, reduce its gross debt by approximately US$3.6 billion (-35%), and most importantly, carry out restructuring initiatives that will ensure its leadership and competitiveness in the region. As of the date of publication, LATAM emerged from Chapter 11 with more than US$2.2 billion of liquidity, comprised of over US$1.1 billion in cash plus US$1.1 billion in undrawn revolving credit facilities, US$10.3 billion of additional issued equity and US$6.8 billion in debt. Following emergence from Chapter 11, the company summoned an Extraordinary Shareholders’ Meeting to take place on November 15, where the new Board of Directors will be elected.

●	LATAM operations continued showing a solid quarter-over-quarter recovery, with the group’s consolidated capacity reaching 81% of its 2019 levels during the period, compared to a 72.6% recovery in the second quarter of 2022. Domestic markets recovered nearly 100% compared to pre-pandemic levels and the international and corporate segments experienced a strong ramp-up in recent months. In terms of capacity, in September, the Spanish-speaking affiliates and the Brazilian affiliate operated at 84.0% and 103.9% of 2019 levels (measured in ASKs), respectively, while international operations reached 68.7% of 2019 levels. Additionally, the group has progressively resumed servicing most of the destinations flown to in 2019 and has opened new routes in its most profitable markets. In September 2022, the group operated a total of 142 destinations, which compares to the 145 destinations flown in December 2019.

●	During the quarter, total operating revenues (including other income from operating activities) registered US$2,587 million, in line with 2019 levels (-2.9%), and 97% above the same period of 2021. Adjusted operating expenses reached US$2,524 million (+5.3% versus 2019), mainly explained by an increase in the price of jet fuel during the quarter following an 88.4% increase compared to the same quarter of 2019. Notably, Passenger CASK ex-fuel (excluding cargo costs and non-cash double counting of fleet PBH) was US$4.0 cents, already below 2019 levels (-3.1%), despite inflationary pressures during the period. This was also accompanied by a 14.2% increase in yields versus 2019, reflecting fuel price’s pass-through into yields and a solid demand for air travel.

●	In the third quarter, LATAM’s Adjusted EBITDAR amounted to US$399.4 million, marking the fourth consecutive quarterly positive EBITDAR reported by the group. Additionally, as per the company’s latest Monthly Operating Report (MOR), LATAM registered a positive operating income margin of 6.9% in September, solidifying a positive operating result in the quarter. Primarily due to expenses from its Chapter 11 reorganization process, including certain costs associated with its then-existing debtor-in-possession (DIP) financing, the Company reported a net loss attributable to the owners of the parent company of US$296.0 million during the quarter, compared to a net profit of US$86.3 million in 2019.

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●	Additionally, on September 30, 2022, LATAM group and Delta Air Lines received the approval from the US Department of Transportation (DOT) on their Joint Business Agreement. This marked the last milestone in a series of regulatory approvals in Latin America and the United States, which clear the way for the implementation of the commercial partnership between two leading airlines in the United States/Canada and Brazil, Chile, Colombia, Paraguay, Peru and Uruguay. This joint business agreement will enable Delta Air Lines and LATAM to connect the Americas like never before with more than 300 destinations between the two regions, and to coordinate capacity, scheduling and pricing in both passenger and cargo businesses.

●	Pursuant to a debt financing issuance in furtherance of LATAM’s exit from Chapter 11, following the quarter close on October 11, 2022, LATAM announced that it priced an offering of US$450 million of 5-year senior secured notes due in 2027 with a coupon of 13.375% and US$700 million of 7-year senior secured notes due 2029 with a coupon of 13.375%. Additionally, the Company priced a Term Loan B of US$1.1 billion with an interest rate after emergence from Chapter 11 of either ABR + 8.50% or Adjusted SOFR + 9.50%, at LATAM’s election. This Term Loan B and the 5-year notes, which represents over half of the Company’s exit financing, will be able to be repaid starting in year three. Altogether, this US$2.250 million of financing enabled LATAM to obtain the necessary funds to repay its then-existing DIP facility, and was a key milestone necessary for its emergence from Chapter 11.

●	Also in the context of LATAM’s Chapter 11 process, in connection with its obligations under its Restructuring Support Agreement (RSA), on August 30th LATAM released an updated version of its business plan. This revised version contains 5-year financial projections through 2027. For 2024, the group projects passenger operations measured in available seat kilometers (ASK) similar to 2019, though with a shorter average stage length, and expects to exceed 2019 levels of total revenues in 2023.

MANAGEMENT COMMENTS - THIRD QUARTER 2022

LATAM’s successful emergence from its Chapter 11 proceedings on November 3, 2022, marked the end of an over 2.5 year-long process, resulting in one of the group’s most significant transformations to date. The reorganization has been a priority for LATAM’s management during this entire period, and in the latter half of the third quarter in particular, LATAM was focused on carrying out several key steps to implement the Company’s plan of reorganization. This included facilitating a creditor election period for plan recoveries, conducting a preemptive rights offering period of various securities to shareholders, and obtaining the US$2.25 billion of exit financing necessary to execute the plan of reorganization. Simultaneously, LATAM continued to progress its operational recovery and return to profitability, in the context of strong air travel demand.

“This marks an incredibly important milestone for LATAM, as the group emerges from its Chapter 11 process and starts a new era, poised to continue as South America’s leading airline group,” said LATAM CEO Roberto Alvo. “We have achieved so much from a financial and organization perspective during these past 30+ months - de-leveraging by approximately 35%, implementing over US$1 billion in recurring cost savings initiatives, rolling out a digital transformation and making important advances in long-term sustainability. None of this would have been possible without the hard work and sacrifice from LATAM’s employees and the support from our clients, suppliers, financiers, and other stakeholders.”

With the structural improvements made as a result of the reorganization process, LATAM will move forward as an even stronger player in the region, with an optimal capital and costs structure that will allow it to face challenges that the industry and/or the macroeconomic environment might bring. For the third consecutive year, LATAM was recognized as the Best Airline in South America by Skytrax and for the seventh consecutive year, by the World Travel Awards, reaffirming LATAM’s continued focus on its customers and value proposition. LATAM’s network of 142 destinations as of September 30, 2022, is unmatched in South America and continues growing, bolstered by an improved cost structure that helps make new routes more profitable. In Brazil alone, LATAM Airlines Brazil continues to expand operations and has incorporated 10 new destinations (including Sinop, Montes Claros, Juiz de Fora and Caxias do Sul), which it did not serve prior to the pandemic, and the group plans to operate 36 new routes in 2023.

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LATAM also continues to push forward its “A Necessary Destination” sustainability agenda. The group is committed to eliminating single-use plastics from operations in 2023 and has recently reported a 75% reduction. During the quarter, LATAM launched a new on-board service in its economy cabin, which will help remove 1,200 tons of single-use plastics by replacing them with bamboo, reusable trays and other paper products.

Additionally, working with the Ministry of the Environment, Water and Ecological Transition of Ecuador and the Galapagos Ecological Airport, LATAM launched the “Baltra, free of plastics” campaign, which reinforces the Solidarity Plane program and the group’s commitment to the conservation of strategic ecosystems through the removal of plastics in the Galapagos Islands. During the quarter the group also expanded its sustainability ambassadors program in Brazil and added 400 employees to the initiative, which will allow LATAM to continue developing its sustainability strategy throughout the region and implementing actions that mobilize company-wide cultural change.

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2022 RESULTS

In the third quarter, LATAM’s total operating revenues amounted to US$2,587 million, situating revenues in line with pre-pandemic figures and representing a 2.9% decrease compared to 2019. This is mainly explained by an 8.3% decrease registered in passenger revenues versus 2019, as operations continue to recover but still remain below pre-pandemic levels, reaching a level of 81% (measured in ASKs) versus the same quarter of 2019. During the quarter, LATAM’s cargo affiliates continued to show a strong performance, with cargo revenues reaching US$412.5 million (63.9% over 2019 levels). As a result, passenger and cargo revenues represented 82.9% (+5.9 p.p. vs 2Q22) and 15.9% (-4.9 p.p. vs 2Q22) of total operating revenues for the quarter, respectively.

Passenger revenues during the period more than doubled compared to 2021 (+134.6%), following a year-over-year increase of 79.8% in demand (measured in RPKs) and a 30.5% increase in yields. This represented an 8.3% decrease compared to 2019, primarily explained by a 19.7% decrease in traffic (measured in RPKs) but also partially offset by a 14.2% yield increase during the quarter versus 2019 due to strong demand, elevated fuel prices and a notable recovery in the international and corporate segments. In terms of capacity, the group continued to demonstrate positive quarter-over-quarter recovery, with total ASKs reaching 81% of 2019 levels, compared to 72.6% during the second quarter of 2022. Additionally, the group has been able to increase its operations while maintaining a healthy consolidated load factor of 82.9% (-0.7 p.p. versus 2019), particularly in international operations, where the group’s load factor reached 84.5% during the quarter (-0.7 p.p. versus 2019).

Cargo revenues increased 14.1% compared to 2021, mainly explained by an increase in cargo-dedicated capacity operated by LATAM following the addition of new converted freighters, which has led to a 23.6% year-over-year increase in cargo demand (measured in RTKs). Compared to the pre-pandemic context, revenues outperformed the same period of 2019 by 63.9%, amounting to US$413 million. This result is mainly explained by the Company’s recovery in international operations and continued strong performance from the group’s cargo-dedicated fleet, which was increased by two additional converted freighters delivered during the third quarter. As a result, and for the first time since the beginning of the pandemic, the group’s consolidated cargo capacity (measured in ATKs) exceeded 2019 pre-pandemic levels (+2%), representing a 37.8% increase versus the same period of 2021. As the air cargo supply industry remains healthy, average yields during the period increased by 55.9% versus 2019, while load factor registered a 1.6 p.p. increase in comparison with 2019.

Other income amounted to US$29.6 million, corresponding to a 59.5% decrease compared to 2019—mainly due to reduced revenues from the subleasing of aircraft to third parties. During the third quarter of 2022, LATAM did not sublease any aircraft to third parties, as compared to seven aircraft during the third quarter of 2019. Additionally, as international travel has been slower to recover than domestic travel, certain revenues from LATAM Travel hotel and tour reservations have been reduced as a result.

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Total adjusted operating expenses during the quarter registered US$2,524.3 million, representing a 5.3% increase versus the same period of 2019. Most of this can be explained by the increase in the price of jet fuel during 2022, reflected as a 54.8% increase in the group’s cost line of Aircraft Fuel during the quarter. Despite the above, the cost initiatives implemented during the Company’s reorganization process are reflected in several cost lines such as: wages and benefits (-32.4% vs the same period of 2019), depreciation and amortization (-19.3% vs 3Q19) and other operating expenses (-21.7% vs 3Q19). The changes in adjusted operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 32.4% versus 2019. This aligns with the 24.5% reduction in average headcount as compared with the same quarter of 2019. Additionally, during 2021, the affiliates in Brazil, Ecuador and Peru outsourced important parts of their airport operations in order to improve efficiency, further decreasing costs.

●	Aircraft fuel costs increased 54.8% compared to 2019, following an 88.4% increase in average fuel price (excluding hedges) during the quarter versus the same period of 2019. This effect was partially offset by a 16.4% decrease in total fuel consumption during the period due to reduced levels of operations (versus the pre-pandemic context). As of September 30, 2022, LATAM recognized a gain of US$15.9 million related to hedging contracts, which compares to a gain of US$5.8 million during the same period of 2021.

●	Commissions to agents decreased 21.7% compared with the same quarter of 2019, which aligns with an 8.3% reduction in passenger revenues as compared to 2019, in addition to a higher proportion of domestic ticket sales that imply lower commissions to agents.

●	Depreciation and amortization decreased 19.3% versus 2019, mainly explained by LATAM’s reduction of its fleet and other related negotiations carried out during the group’s reorganization process (in particular, rejections of wide-body aircraft and its A350 fleet). As a result, the group’s fleet has been reduced from 332 aircraft at the end of the third quarter of 2019 to 301 aircraft as of September 30, 2022.

●	Other rental and landing fees decreased by 5.9% compared to 2019, driven by the reduced level of operations.

●	Passenger services expenses declined 22.7% versus 2019, mostly due to an 11.5% reduction in the total number of passengers carried during the quarter. This has also been influenced by the types of flights operated by the group; the recovery of LATAM’s international operations, which offer more intensive catering and onboard services than domestic flights, continues to lag behind domestic operations.

●	Aircraft rentals expenses, which correspond to LATAM’s fleet’s power-by-the-hour (PBH) contracts, amounted to US$32.9 million, which represents a US$40.9 million decrease compared to the second quarter of 2022. This is largely explained by the expiration of most of the narrow-body aircraft PBH contracts by the end of the second quarter of 2022. It is worth mentioning that several wide-body PBH contracts will remain in effect until 2024. These variable payment agreements were implemented following their approval by the U.S. Bankruptcy Court during the second and third quarters of 2021[1].

●	Aircraft maintenance expenses totaled US$138.5 million, corresponding to a 32.5% increase versus 2019, based on higher unit costs due to global inflationary pressures and an increase in the group’s projected future operations. As illustrated in LATAM’s five-year business plan, maintenance expenses during the current year are expected to remain above pre-pandemic 2019 levels due to catch up on task deferrals and costs associated with the return of aircraft into service, new incorporations as operations continue to recover and an increase in the cargo operations.

●	Other operating expenses decreased by 21.7% compared to 2019, mainly due to accounting reversals associated with bad debt provisions, portfolio regularization, plus additional banking tax and legal costs.

[1]	Beginning in the second quarter of 2021, LATAM amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the period include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

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Adjusted Non-operating Result

●	Interest income amounted to US$24.3 million in the quarter, representing a US$20.2 million increase compared to the same quarter of 2019, mainly explained by interest related to tax refunds recognized during the quarter.

●	Interest expense increased 64.3%, to US$239.6 million during the quarter compared to 2019. This increase is mainly explained by LATAM’s DIP financing and certain base rate increases the market is currently experiencing, following a 1.5% increase in the SOFR’s curve during the quarter. As of September 30, 2022, the then-existing DIP financing, which came into effect on April 8, 2022, had increased LATAM’s outstanding debt by US$2.75 billion and had led to an increase of approximately US$125 million in accrued interest.

●	Under Adjusted other income (expense), the Company recorded a US$223.5 million expense during the quarter, compared with a US$72.3 million expense in 2019. This is primarily due to expenses associated with the reorganization process of US$182.3 million plus foreign exchange losses of US$37.6 million due to the depreciation of the Chilean peso and the Brazilian real.

Net loss attributable to the owners of the parent company during the quarter amounted to US$296.0 million, largely explained by costs associated with the Company’s DIP financing and the aforementioned reorganization costs registered under Adjusted other income/(expense). This compares with a US$86.3 million profit in the same period of 2019.

LIQUIDITY AND FINANCING

At the end of the quarter, LATAM’s financial debt amounted to US$8.49 billion, a US$68 million increase compared to the previous quarter. Notably, following its emergence from Chapter 11, the group was able to reduce its gross debt to approximately US$6.8 billion, representing a 35% decrease from its pre-filing amount.

LATAM also reported US$897.5 million in cash and cash equivalents and certain highly liquid investments accounted for in other current financial assets. As of its emergence from Chapter 11, LATAM reported liquidity of over US$2.2 billion, with more than US$1.1 billion of cash, in addition to two fully undrawn revolving credit facilities (“RCF”), one in the amount of US$500 million and the other in the amount of US$600 million.

Once again, the Company registered a positive net cash flow from operating activities in the amount of US$230.9 million during the quarter, mainly as a result of a strong air travel demand and the cost initiatives the group implemented pursuant to its reorganization process.

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With respect to LATAM’s fuel hedging policy, the main objective of the policy is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of September 30, 2022, are shown in the table below:

	4Q22	1Q23	2Q23	Q323
Hedge positions
Estimated Fuel consumption hedged	24%	18%	20%	3%

CHAPTER 11 MILESTONES

On November 3, 2022, LATAM and certain of its subsidiaries successfully emerged from their Chapter 11 proceedings as a more efficient and cost-competitive group, with an approximate US$3.6 billion reduction in debt and over US$2.2 billion in liquidity. LATAM and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for voluntary protection under the United States Bankruptcy Code in May of 2020, with LATAM’s Brazilian affiliate joining the filing in July of the same year. The reorganization process has given LATAM an opportunity to work with its creditors and other stakeholders to reduce debt, access new sources of financing, and continue its operations, while enabling the group to adapt its business to the new reality.

In order to emerge from the Chapter 11 process, LATAM conducted a capital raise of US$10.3 billion, comprised of an equity rights offering (“ERO”) of US$800 million and the issuance of three classes of convertible notes for approximately US$9.5 billion (as outlined in LATAM’s plan of reorganization). Part of the convertible notes subscription considered the delivery thereof in settlement of claims and part required the injection of new funds, as was the case of the equity rights offering. In total, the process considered an equity cash injection of US$5.4 billion.

On October 12, 2022, LATAM concluded the preemptive rights offering period of its equity rights offering and convertible notes offering. On October 13, 2022, it conducted and concluded a second round of subscription for the ERO. Out of a total placement of 73,809,875,794 new shares for the ERO, 42,460,487,574 new shares were subscribed by LATAM shareholders during the first 30-day pre-emptive rights period (the “POP”) and the one-day second round, corresponding to 57.5% of the total placement.

With regard to the convertible notes, during the preemptive rights offering period, a total of 17,868 Convertible Notes Series A; 636,975,241 Convertible Notes Series B; and 83,777 Convertible Notes Series C were subscribed by shareholders. Additionally, LATAM informed the result of the election of unsecured creditors of the parent company with respect to Convertible Notes Series C, which required subscription with new funds. In that regard, non-supporting creditors subscribed 36,215,217 Convertible Notes Series C.

As presented in LATAM’s plan of reorganization, certain backstop shareholders (Delta Air Lines, Qatar Airways and the Cueto Group) funded the remainder of Convertible Notes Series B that were not subscribed by shareholders during the preemptive period. In turn, certain backstop creditors (the Evercore group and certain local bondholders) funded the remainder of shares and Convertible Notes Series C that were not subscribed by shareholders during such preemptive period, or by other creditors in the context of the Chapter 11 proceedings.

LATAM’s plan of reorganization, which has now been implemented, was confirmed by the United States Bankruptcy Court on June 18 of this year, and had the support of approximately 90% of creditors in impaired classes by dollar amount. Subsequently, the new capital structure presented in the reorganization plan was approved by 99.8% of the Company’s shares present at an Extraordinary Shareholders’ Meeting held on July 5.

To obtain liquidity during its Chapter 11 process, LATAM secured debtor-in-possession (“DIP”) financing to assure operational continuity during the entirety of the proceedings. Initially, DIP financing in the amount of US$2.45 billion was approved on September 19, 2020. Subsequently, on October 18, 2021, the court approved an additional tranche of DIP financing (Tranche B) for US$750 million, giving LATAM access to up to a total of US$3.2 billion.

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On April 8, 2022, LATAM subscribed an amended and restated DIP financing proposal, which refinanced and replaced the initial DIP financing with reduced fees and interests, and considered US$3,700 million of financing in two additional tranches, Tranche A and Tranche C. On that same date, the first draw from said new DIP contract occurred in the amount of US$2,750 million, in order to fully refinance the previous DIP contract. As of September 30, 2022, the Company had access to US$950 million of undrawn funds from the DIP facility. The detail of drawn and available funds by tranche is described in the following table:

	Commited line US$ million)	Amount drawn (US$ million)	Available amount (US$ million)

Tranche A	2,050.0	2,050.0	-
Tranche C	1,650.0	700.0	950.0
Total	3,700.0	2,750.0	950.0

After the quarter end, on October 12, 2022, the Company fully repaid the amended DIP financing subscribed earlier on April 8, 2022, with the proceeds obtained from the new debt issued by the Company as Chapter 11 exit financing, plus the issuance of a new Junior DIP financing in the amount of US$1,145.7 million (and committed by an ad hoc group of LATAM creditors represented by Evercore, Delta Air Lines, Lozuy S.A., Costa Verde Aeronáutica and QA Investments). Finally, following its emergence from Chapter 11 on November 3, 2022, the Company fully repaid the Junior DIP on said Effective Date with proceeds obtained from the capital increase carried out pursuant to its reorganization plan, which included new funds through the US$800 million ERO and new money from convertible bonds in the amount of approximately US$4,642 million. On the Effective Date, certain of LATAM’s Chapter 11 exit financings, which were initially incurred by LATAM during the pendency of the Chapter 11 cases as DIP financings, converted to exit financing.

LATAM’s emergence from Chapter 11 also necessitated the payment of international bonds, the existing Revolving Credit Facility (RCF), the Spare Engine Facility (SEF) Junior DIP Financing, and fees related with professional, backstop and financing matters, among others. Additionally, other claims filed during the group’s Chapter 11 proceedings have been repaid as per the Company’s plan of reorganization, or have up to 10 business days following the Effective Date to be paid.

The new common stock resulting from LATAM’s capital raise of US$800 million and the conversion of approximately US$9.5bn of convertible notes will trade freely on the Santiago Stock Exchange with the same ticker symbol of “LTM”. These instruments were sold pursuant to exemptions from SEC registration and thus may be restricted securities for a period of time in the United States. The company’s current ADR program, with JP Morgan as Depositary Bank, will be maintained until further notice with the books closed for issuances and open for cancellations. As previously informed, as a result of the Chapter 11 filing, LATAM delisted the ADS program from the NYSE and currently, its ADR’s continue to trade on the over-the-counter exchange under the ticker “LTMAY”.

It is the Company’s intention to relist on the New York Stock Exchange, however, it is currently evaluating the timing of its occurrence and working to determine an appropriate launch date and will inform the market when it has any further information.

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LATAM FLEET PLAN

Within the context of its reorganization proceedings, LATAM carried out significant and favorable negotiations in order to rightsize its fleet, extend variable payment periods, lower rent payments and extend payment periods. As of September 30, 2022, the group’s fleet totals 301 aircraft, a reduction of 39 aircraft from its initial fleet of 340 aircraft at the start of its Chapter 11 proceedings.

As of the date of publication, LATAM has kept fleet commitment agreements with Boeing for two 787 Dreamliner aircraft and Airbus for 86 A320-Neo family aircraft. The commitments with Airbus include the inclusion of the A321XLR model and delivery dates until 2029 (with purchase options for 13 additional A320-Neo family aircraft). The Airbus A321-Neo aircraft are 20% more efficient in terms of fuel consumption and CO2 emissions, compared to the A320-Ceo family, reaffirming LATAM’s commitment to a modern fleet and its long-term sustainability strategy towards carbon neutrality by 2050.

Fleet plan composition (as of publication date)	2022-2029

Additions
Airbus 320-Neo family	86
Boeing 787-9	2
TOTAL ADDITIONS	88

Additionally, the group has signed several contracts with lessors to receive one Boeing 787 Dreamliner aircraft in 2022, 14 Airbus A320 family aircraft for delivery between 2023 and 2024, and five Airbus A321XLR with deliveries between 2025 and 2026.

Finally, as previously announced, LATAM is carrying out an expansion of its cargo-dedicated fleet by converting ten B767 passenger aircraft into cargo freighters by the end of 2023. As of the publication date, four freighters have already been converted, with the remaining six conversions to take place in 2023 and 2024. Additionally, the company has signed contracts for the sale of two freighters in 2024, and thus expects to reach a total freighter fleet of up to 20 freighters in 2024.

CONFERENCE CALL

LATAM filed its quarterly financial statements for the three-month period ended September 30, 2022, with the Comisión para el Mercado Financiero (CMF) of Chile on November 8, 2022. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. The Company will not be hosting a conference call after this results publication, however, will restart quarterly results conference call following its fourth quarter financial results. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to/from Europe, the United States, Oceania and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 16 freighters, which will gradually increase to a total of up to 20 freighters by 2024.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the Third Quarter 2022 (in thousands of US Dollars)

	For the three month period ended September 30
	2022	2021	% Change	2019	% Change

REVENUE
Passenger	2,145,387	914,582	134.6%	2,340,297	-8.3%
Cargo	412,452	361,437	14.1%	251,691	63.9%
Other Income	29,580	37,602	-21.3%	73,112	-59.5%
TOTAL OPERATING REVENUE	2,587,419	1,313,621	97.0%	2,665,100	-2.9%

EXPENSES
Wages and Benefits	(302,163)	(252,445)	19.7%	(446,772)	-32.4%
Aircraft Fuel	(1,110,177)	(392,745)	182.7%	(717,320)	54.8%
Commissions to Agents	(46,821)	(21,986)	113.0%	(59,800)	-21.7%
Depreciation and Amortization	(303,444)	(290,855)	4.3%	(375,841)	-19.3%
Other Rental and Landing Fees	(292,139)	(193,898)	50.7%	(310,419)	-5.9%
Passenger Services	(48,500)	(17,184)	182.2%	(62,734)	-22.7%
Aircraft Rentals	(32,853)	(43,465)	-24.4%	-	n.m.
Aircraft Maintenance	(138,511)	(206,319)	-32.9%	(104,551)	32.5%
Other Operating Expenses	(249,687)	(373,950)	-33.2%	(318,774)	-21.7%
TOTAL ADJUSTED OPERATING EXPENSES	(2,524,295)	(1,792,847)	40.8%	(2,396,211)	5.3%

ADJUSTED OPERATING INCOME/(LOSS)	63,124	(479,226)	-113.2%	268,889	-76.5%
Adjusted Operating Margin	2.4%	-36.5%	38.9 pp	10.1%	-7.6 pp

Interest Income	24,263	3,019	703.7%	4,063	497.2%
Interest Expense	(239,631)	(206,130)	16.3%	(145,813)	64.3%
Adjusted Other Income (Expense)	(223,494)	(102,807)	117.4%	(72,319)	209.0%

INCOME/(LOSS) BEFORE TAXES	(375,738)	(785,144)	-52.1%	54,820	-785.4%
Income Taxes	79,252	90,994	-12.9%	32,202	146.1%

NET INCOME/(LOSS)	(296,486)	(694,150)	-57.3%	87,022	-440.7%

Attributable to:
Owners of the parent	(295,967)	(691,873)	-57.2%	86,265	-443.1%
Non-controlling interest	(519)	(2,277)	-77.2%	757	-168.6%

NET INCOME/(LOSS) attributable to the owners of the parent	(295,967)	(691,873)	-57.2%	86,265	-443.1%
Net Margin attributable to the owners of the parent	-11.4%	-52.7%	41.2 pp	3.2%	-14.7 pp

Effective Tax Rate	-21.1%	-11.6%	-9.5 pp	58.7%	-79.8 pp

Adjusted EBITDA	366,568	(188,371)	n.m.	644,730	-43.1%
Adjusted EBITDA Margin	14.2%	-14.3%	28.5 pp.	24.2%	-10.0 pp.

Adjusted EBITDAR	399,421	(144,906)	-375.6%	644,730	-38.0%
Adjusted EBITDAR margin	15.4%	-11.0%	26.5 pp.	24.2%	-8.8 pp.

9

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30
	2022	2021	% Change	2019	% Change

REVENUE
Passenger	5,345,011	1,867,252	186.3%	6,527,954	-18.1%
Cargo	1,305,979	1,076,820	21.3%	784,448	66.5%
Other Income	121,546	171,417	-29.1%	247,923	-51.0%
TOTAL OPERATING REVENUE	6,772,536	3,115,489	117.4%	7,560,325	-10.4%

EXPENSES
Wages and Benefits	(876,050)	(718,895)	21.9%	(1,355,024)	-35.3%
Aircraft Fuel	(2,809,655)	(925,822)	203.5%	(2,185,227)	28.6%
Commissions to Agents	(117,332)	(52,203)	124.8%	(166,573)	-29.6%
Depreciation and Amortization	(879,148)	(852,865)	3.1%	(1,079,214)	-18.5%
Other Rental and Landing Fees	(772,014)	(527,644)	46.3%	(936,644)	-17.6%
Passenger Services	(118,811)	(48,503)	145.0%	(191,309)	-37.9%
Aircraft Rentals	(176,136)	(58,510)	201.0%	-	n.m.
Aircraft Maintenance	(438,796)	(412,004)	6.5%	(316,562)	38.6%
Other Operating Expenses	(845,612)	(711,750)	18.8%	(938,567)	-9.9%
TOTAL ADJUSTED OPERATING EXPENSES	(7,033,554)	(4,308,196)	63.3%	(7,169,120)	-1.9%

ADJUSTED OPERATING INCOME/(LOSS)	(261,018)	(1,192,707)	-78.1%	391,205	n.m.
Adjusted Operating Margin	-3.9%	-38.3%	34.4 pp	5.2%	-9.0 pp

Interest Income	34,496	14,851	132.3%	16,263	112.1%
Interest Expense	(705,451)	(588,657)	19.8%	(426,058)	65.6%
Adjusted Other Income (Expense)	(358,237)	(796,897)	-55.0%	(37,342)	859.3%

INCOME/(LOSS) BEFORE TAXES	(1,290,210)	(2,563,410)	-49.7%	(55,932)	2206.7%
Income Taxes	88,185	663,312	-86.7%	22,928	284.6%

NET INCOME/(LOSS)	(1,202,025)	(1,900,098)	-36.7%	(33,004)	3542.1%

Attributable to:
Owners of the parent	(1,199,239)	(1,892,377)	-36.6%	(36,626)	3174.3%
Non-controlling interest	(2,786)	(7,721)	-63.9%	3,622	n.m.

NET INCOME/(LOSS) attributable to the owners of the parent	(1,199,239)	(1,892,377)	-36.6%	(36,626)	3174.3%
Net Margin attributable to the owners of the parent	-17.7%	-60.7%	43.0 pp	-0.5%	-17.2 pp

Effective Tax Rate	-6.8%	-25.9%	19.0 pp	-41.0%	34.2 pp

Adjusted EBITDA	618,130	(339,842)	n.m.	1,470,419	-58.0%
Adjusted EBITDA Margin	9.1%	-10.9%	20.0 pp.	19.4%	-10.3 pp.

Adjusted EBITDAR	794,266	(281,332)	-382.3%	1,470,419	-46.0%
Adjusted EBITDAR margin	11.7%	-9.0%	20.8 pp.	19.4%	-7.7 pp.

10

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended September 30					For the nine month period ended September 30
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change

System
Costs per ASK (US Cent)	8.2	9.5	-13.6%	6.3	30.1%	8.6	10.0	-13.8%	6.5	32.6%
Costs per ASK ex fuel (US Cents)	4.6	7.4	-38.0%	4.4	4.0%	5.2	7.8	-34.1%	4.5	14.6%
Fuel Gallons Consumed (millions)	270.1	178.8	51.0%	322.9	-16.4%	733.5	451.0	62.7%	945.4	-22.4%
Fuel Gallons Consumed per 1,000 ASKs	8.8	9.5	-7.3%	8.5	3.3%	9.0	10.4	-14.1%	8.5	4.9%
Fuel Price (with hedge) (US$ per gallon)	4.11	2.20	87.2%	2.22	85.2%	3.83	2.05	86.6%	2.31	65.8%
Fuel Price (without hedge) (US$ per gallon)	4.13	2.22	86.1%	2.19	88.4%	3.85	2.07	86.5%	2.29	68.2%
Average Trip Length (km)	1,235	1,129	9.4%	1,379	-10.4%	1,230	1,103	11.6%	1,426	-13.8%
Total Number of Employees (average)	31,011	28,315	9.5%	41,048	-24.5%	30,428	28,429	7.0%	40,893	-25.6%
Total Number of Employees (end of the period)	31,354	28,701	9.2%	41,193	-23.9%	31,354	28,701	9.2%	41,193	-23.9%

Passenger
ASKs (millions)	30,674	18,823	63.0%	37,882	-19.0%	81,880	43,235	89.4%	110,707	-26.0%
RPKs (millions)	25,426	14,142	79.8%	31,683	-19.7%	66,575	30,472	118.5%	92,686	-28.2%
Passengers Transported (thousands)	16,989	11,585	46.6%	19,194	-11.5%	45,313	25,347	78.8%	54,243	-16.5%
Load Factor (based on ASKs) %	82.9%	75.1%	7.8 pp	83.6%	-0.7 pp	81.3%	70.5%	10.8 pp	83.7%	-2.4 pp
Yield based on RPKs (US Cents)	8.4	6.5	30.5%	7.4	14.2%	8.0	6.1	31.0%	7.0	14.0%
Revenues per ASK (US cents)	7.0	4.9	44.0%	6.2	13.2%	6.5	4.3	51.1%	5.9	10.7%

Cargo
ATKs (millions)	1,624	1,178	37.8%	1,592	2.0%	4,514	3,394	33.0%	4,717	-4.3%
RTKs (millions)	897	725	23.6%	853	5.1%	2,580	2,202	17.1%	2,601	-0.8%
Tons Transported (thousands)	227	194	16.6%	225	0.8%	661	585	12.9%	660	0.2%
Load Factor (based on ATKs) %	55.2%	61.6%	-6.3 pp	53.6%	1.6 pp	57.2%	64.9%	-7.7 pp	55.2%	2.0 pp
Yield based on RTKs (US Cents)	46.0	49.8	-7.7%	29.5	55.9%	50.6	48.9	3.5%	30.2	67.9%
Revenues per ATK (US Cents)	25.4	30.7	-17.2%	15.8	60.6%	28.9	31.7	-8.8%	16.6	74.0%

11

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31	As of December 31
	2022	2021	2019

Assets:
Cash and cash equivalents	897,183	1,046,835	1,072,579
Other financial assets	158,802	101,138	499,504
Other non-financial assets	172,056	108,368	313,449
Trade and other accounts receivable	1,103,707	902,672	1,244,348
Accounts receivable from related entities	557	724	19,645
Inventories	391,102	287,337	354,232
Current tax assets	58,072	41,264	29,321
Total current assets other than non-current assets (or disposal groups) classified as held for sale	2,781,479	2,488,338	3,533,078
Non-current assets (or disposal groups) classified as held for sale	135,670	146,792	485,150
Total current assets	2,917,149	2,635,130	4,018,228

Other financial assets	16,912	15,622	46,907
Other non-financial assets	141,847	125,432	204,928
Accounts receivable	12,020	12,201	4,725
Intangible assets other than goodwill	1,031,745	1,018,892	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	9,454,180	9,489,867	12,919,618
Deferred tax assets	48,764	15,290	235,583
Total non-current assets	10,705,468	10,677,304	17,069,578
Total assets	13,622,617	13,312,434	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	5,538,738	4,453,451	1,885,660
Trade and other accounts payables	5,404,606	4,860,153	2,222,874
Accounts payable to related entities	232,461	661,602	56
Other provisions	26,039	27,872	5,206
Current tax liabilities	3,637	675	11,925
Other non-financial liabilities	2,659,502	2,332,576	2,835,221
Total current liabilities	13,864,983	12,336,329	6,960,942

Other financial liabilities	6,123,626	5,948,702	8,530,418
Accounts payable	239,881	472,426	619,110
Other provisions	804,254	712,581	286,403
Deferred tax liabilities	335,275	341,011	616,803
Employee benefits	56,862	56,233	93,570
Other non-financial liabilities	461,111	512,056	851,383
Total non-current liabilities	8,021,009	8,043,009	10,997,687
Total liabilities	21,885,992	20,379,338	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings/(losses)	(10,040,345)	(8,841,106)	352,272
Treasury Shares	(178)	(178)	(178)
Other reserves	(1,355,740)	(1,361,529)	(367,577)
Parent’s ownership interest	(8,249,998)	(7,056,548)	3,130,782
Non-controlling interest	(13,377)	(10,356)	(1,605)
Total equity	(8,263,375)	(7,066,904)	3,129,177
Total liabilities and equity	13,622,617	13,312,434	21,087,806

12

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30, 2022	As of September 30, 2021	As of September 30, 2019

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	7,536,252	3,298,821	8,230,559
Other cash receipts from operating activities	81,742	41,962	64,919

Payments for operating activities
Payments to suppliers for goods and services	(6,109,188)	(2,828,225)	(5,096,491)
Payments to and on behalf of employees	(753,567)	(695,008)	(1,424,201)
Other payments for operating activities	(202,525)	(81,266)	(210,046)
Income taxes (paid)	(12,344)	(46,404)	(32,566)
Other cash inflows (outflows)	(83,289)	(49,657)	117,423

Net cash (out flow) inflow from operating activities	457,081	(359,777)	1,649,597

Cash flow from investing activities
Other cash receipts from sales of equity or debt instruments of other entities	417	21	3,066,595
Other payments to acquire equity or debt instruments of other entities	(331)	(205)	(3,211,312)
Amounts raised from sale of property, plant and equipment	18,825	42,000	47,896
Purchases of property, plant and equipment	(462,127)	(356,050)	(588,170)
Purchases of intangible assets	(34,565)	(64,797)	(62,842)
Cash advances and loans granted to third parties	-	-	(47,936)
Interest Received	10,080	7,807	14,043
Other cash inflows (outflows)	6,300	18,475	(1,921)

Net cash inflow (out flow) from investing activities	(461,401)	(352,749)	(783,647)

Cash flows from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	-	(294,110)
Amounts raised from long-term loans	-	-	1,349,970
Amounts raised from short-term loans	2,779,476	370,465	64,000
Loans from Related Entities	234,363	130,102	-
Loans repayments	(1,951,178)	(345,983)	(1,137,847)
Payments of lease liabilities	(76,336)	(97,438)	(292,082)
Payments of loans to related entities	(728,903)	-	-
Dividends paid	-	-	(55,116)
Interest paid	(293,554)	(85,901)	(397,206)
Other cash inflows (outflows)	(70,048)	(6,481)	(58,341)

Net cash inflow (out flow) from financing activities	(106,180)	(35,236)	(820,732)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate change	(110,500)	(747,762)	45,218
Effects of variation in the exchange rate on cash and equivalents	(39,152)	(17,898)	(179,418)
Net increase (decrease) in cash and cash equivalents	(149,652)	(765,660)	(134,200)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,046,835	1,695,841	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	897,183	930,181	947,442

13

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30	As of December 31	As of December 31
	2022	2021	2019

Total Assets	13,622,617	13,312,434	21,087,806
Total Liabilities	21,885,992	20,379,338	17,958,629
Total Equity*	(8,263,375)	(7,066,904)	3,129,177
Total Liabilities and Shareholders equity	13,622,617	13,312,434	21,087,806

Debt
Current and long term portion of loans from financial institutions	7,255,256	6,246,662	5,462,684
Current and long term portion of obligations under capital leases	1,238,740	1,189,182	1,730,843
Total Financial Debt	8,493,996	7,435,844	7,193,527
Lease liabilities	3,168,105	2,960,638	3,172,157
Total Gross Debt	11,662,101	10,396,482	10,365,684
Cash, cash equivalents and liquid investments**	(897,460)	(1,047,182)	(1,459,248)
Total Net Debt	10,764,641	9,349,300	8,906,436

*	Includes non-controlling interest.
**	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

14

LATAM Airlines Group S.A.

Main Financial Ratios

	As of September 30	As of December 31	As of December 31
	2022	2021	2019

Cash, cash equivalents and liquid investments* as % of LTM revenues	10.2%	20.5%	14.0%

Gross Debt (US$ thousands)	11,662,101	10,396,482	10,365,684
Gross Debt / Adjusted EBITDAR (LTM)	9.4	nm	4.7

Net Debt (US$ thousands)	10,764,641	9,349,300	8,906,436
Net Debt / Adjusted EBITDAR (LTM)	8.7	nm	4.0

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). As of September 30, 2022, the Adjusted EBITDAR (Last Twelve Months) is calculated by adding the Adjusted EBITDAR for the first nine months of 2022 (US$794,265) to the full year Adjusted EBITDAR for 2021 (US$166,746) and subtracting the first nine months of 2021 Adjusted EBITDAR (US$ -281,332) = US$1,242,343. For the ratios as of December 31, 2021, and December 31, 2019, it is calculated using the full twelve months Adjusted EBITDAR in 2019 (US$2,211,578) and 2021 (US$166,746).

*	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

15

LATAM Airlines Group S.A.

Consolidated Fleet

	As of September 30, 2022
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total
Passenger Aircraft
Boeing 767-300 ER	13	-	13
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	18	20
Airbus A319-100	40	1	41
Airbus A320-200	88	40	128
Airbus A320- Neo	1	13	14
Airbus A321-200	19	30	49
TOTAL	171	114	285

Cargo Aircraft
Boeing 767-300F	15	1	16
TOTAL	15	1	16

TOTAL FLEET	186	115	301

16

LATAM Airlines Group S.A.

Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. (“LATAM” or “the Company”) sometimes uses information (“non-GAAP items”) that is derived from the consolidated financial statements but is not presented in accordance with the “International Financial Reporting Standards” (“IFRS”, “accounting principles”, “GAAP”). These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures may provide useful information to investors and others.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

The tables below show reconciliations of non-GAAP items with their GAAP financial measures:

	For the three month period ended September 30					For the nine month period ended September 30
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change

Cost of sales	(2,182,141)	(1,357,160)	60.8%	(1,936,536)	12.7%	(5,952,569)	(3,420,576)	74.0%	(5,884,897)	1.1%
(+) Distribution costs	(111,041)	(73,802)	50.5%	(158,463)	-29.9%	(312,622)	(196,459)	59.1%	(446,782)	-30.0%
(+) Administrative expenses	(138,170)	(98,348)	40.5%	(185,800)	-25.6%	(371,307)	(278,636)	33.3%	(515,435)	-28.0%
(+) Other expenses	(92,943)	(263,537)	-64.7%	(115,412)	-19.5%	(397,056)	(412,525)	-3.7%	(322,004)	23.3%
TOTAL ADJUSTED OPERATING EXPENSES	(2,524,295)	(1,792,847)	40.8%	(2,396,211)	5.3%	(7,033,554)	(4,308,196)	63.3%	(7,169,120)	-1.9%

Income/(Loss) from operation activities	(123,174)	(657,135)	-81.3%	273,931	-145.0%	(666,167)	(2,108,050)	-68.4%	398,176	-267.3%
(-) Restructuring activities expenses	182,329	176,879	3.1%	-	n.m.	385,769	954,848	-59.6%	-	n.m.
(-) Other gains/(losses)	3,969	1,030	285.3%	(5,042)	-178.7%	19,380	(39,505)	-149.1%	(6,969)	-378.1%
ADJUSTED OPERATING INCOME/(LOSS)	63,124	(479,226)	-113.2%	268,889	-76.5%	(261,018)	(1,192,707)	-78.1%	391,205	-166.7%

(+) Restructuring activities expenses	(182,329)	(176,879)	3.1%	-	n.m.	(385,769)	(954,848)	-59.6%	-	n.m.
(+) Other gains/(losses)	(3,969)	(1,030)	285.3%	5,042	-178.7%	(19,380)	39,505	-149.1%	6,969	-378.1%
(+) Foreign exchange gains/(losses)	(37,552)	75,726	-149.6%	(74,788)	-49.8%	49,354	119,407	-58.7%	(41,834)	-218.0%
(+) Result of indexation units	356	(624)	-157.1%	(2,573)	-113.8%	(2,442)	(961)	154.1%	(2,479)	-1.5%
Adjusted Other Income (Expense)	(223,494)	(102,807)	117.4%	(72,319)	209.0%	(358,237)	(796,897)	-55.0%	(37,342)	859.3%

NET INCOME/(LOSS)	(296,486)	(694,150)	-57.3%	87,022	-440.7%	(1,202,025)	(1,900,098)	-36.7%	(33,004)	3542.1%
(-) Income Taxes	(79,252)	(90,994)	-12.9%	(32,202)	146.1%	(88,185)	(663,312)	-86.7%	(22,928)	284.6%
(-) Interest Expense	239,631	206,130	16.3%	145,813	64.3%	705,451	588,657	19.8%	426,058	65.6%
(-) Interest Income	(24,263)	(3,019)	703.7%	(4,063)	497.2%	(34,496)	(14,851)	132.3%	(16,263)	112.1%
(-) Depreciation and Amortization	303,444	290,855	4.3%	375,841	-19.3%	879,148	852,865	3.1%	1,079,214	-18.5%
EBITDA	143,074	(291,178)	-149.1%	572,411	-75.0%	259,893	(1,136,739)	-122.9%	1,433,077	-81.9%
(-) Adjusted Other Income (Expense)	223,494	102,807	117.4%	72,319	209.0%	358,237	796,897	-55.0%	37,342	859.3%
Adjusted EBITDA	366,568	(188,371)	-294.6%	644,730	-43.1%	618,130	(339,842)	-281.9%	1,470,419	-58.0%
(-) Aircraft Rentals	32,853	43,465	-24.4%	-	-	176,136	58,510	201.0%	-	-
Adjusted EBITDAR	399,421	(144,906)	-375.6%	644,730	-38.0%	794,266	(281,332)	-382.3%	1,470,419	-46.0%

	Full year
	2021	2019	% Change
(+) Restructuring activities expenses	(2,337,182)	-	n.m.
(+) Other gains/(losses)	30,674	11,525	166.2%
(+) Foreign exchange gains/(losses)	131,408	(32,571)	n.m.
(+) Result of indexation units	(5,393)	(14,989)	-64.0%
Adjusted Other Income (Expense)	(2,180,493)	(36,035)	5951.0%

NET INCOME/(LOSS)	(4,653,142)	195,613	n.m.
(-) Income Taxes	568,935	(53,697)	n.m.
(-) Interest Expense	805,544	589,934	36.5%
(-) Interest Income	(21,107)	(26,283)	-19.7%
(-) Depreciation and Amortization	1,165,394	1,469,976	-20.7%
EBITDA	(2,134,376)	2,175,543	n.m.
(-) Adjusted Other Income (Expense)	2,180,493	36,035	5951.0%
Adjusted EBITDA	46,117	2,211,578	-97.9%
(-) Aircraft Rentals	120,629	-	n.m.
Adjusted EBITDAR	166,746	2,211,578	-92.5%

17